Exhibit 99.3

Postmedia Network Reports Fourth Quarter Results

October 24, 2014 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three months and year ended August 31, 2014.

Fourth Quarter Operating Results
Net loss in the quarter ended August 31, 2014 was $49.8 million compared to a net loss of $47.9 million in the same period in the prior year.

Operating loss in the quarter was $28.1 million as compared to an operating loss of $24.5 million in the same period in the prior year.

Operating income before depreciation, amortization, impairment and restructuring of $15.7 million in the quarter represents a decrease of $7.4 million (32.1%), relative to the same period in the prior year. The decrease was the result of revenue declines of $22.5 million, partially offset by decreases in operating expenses of $15.1 million.

Revenue for the quarter was $146.8 million compared to $169.3 million in the prior year, a decrease of 13.3%. This decrease was primarily due to a decline in print advertising revenue of $19.8 million (21.0%) with the declines occurring across all categories. Print circulation revenue decreased $1.4 million (2.7%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue decreased $1.1 million (5.3%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $15.1 million (10.3%) relative to the same period in the prior year. Expense reductions occurred in most operating expense categories including compensation, newsprint, distribution and other operating expenses. Production expenses increased as a result of production of the Edmonton Journal and Calgary Herald being outsourced in the first quarter of fiscal 2014.

Full Year Operating Results
Net loss in the year ended August 31, 2014 was $107.5 million compared to a net loss of $160.2 million in the prior year. The decrease in net loss was primarily the result of a $100.0 million non-cash impairment charge in fiscal 2013.

Operating loss was $35.5 million as compared to operating loss of $77.5 million in the prior year which included the non-cash impairment charge of $100.0 million.

Operating income before depreciation, amortization, impairment and restructuring was $109.5 million, a decrease of $20.4 million relative to the prior year. The decrease was due to revenue declines of $77.3 million, partially offset by decreases in operating expenses totaling $56.9 million.

Revenue for the twelve months ended August 31, 2014 was $674.3 million, a decrease of $77.3 million (10.3%) relative to the prior year. This decrease was primarily due to a decline in print advertising revenue of $70.1 million (15.7%) with declines occurring across all categories. Print circulation revenue decreased $1.7 million (0.9%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue decreased $3.6 million (3.9%) relative to the prior year as a result of decreases in local digital advertising revenue, digital classified revenue and national digital advertising revenue, partially offset by an increase in digital circulation revenue.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $56.9 million (9.2%) relative to the prior year. Expense reductions occurred in most operating expense categories including compensation, newsprint, distribution and other operating expenses.  Production expenses increased as a result of the outsourced production of the the Edmonton Journal and Calgary Herald.

Business Transformation Initiatives
As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. During the three months ended August 31, 2014, the Company implemented transformation initiatives which are expected to result in net annualized cost savings of approximately $3 million. This brings total net annualized cost savings, since the beginning of the program, to approximately $109 million representing approximately 16% of operating costs at the time the program was announced.

The print outsourcing agreement for the production of the Vancouver newspapers is expected to commence in February 2015.  In July 2014, we reached an agreement with the union representing the employees impacted by the Vancouver newspapers outsourcing and made a payment of $17.5 million in trust to fund the restructuring payments.  In addition, all conditions were waived related to an agreement to sell the Vancouver production facility for gross proceeds of $17.5 million with an expected closing of June 30, 2015. Net proceeds from the sale of the Vancouver facility will be offered to noteholders to redeem 8.25% Senior Secured Notes at par in accordance with the terms and conditions of the relevant notes indenture.

Acquisition of Sun Media’s English Language Newspapers and Digital Properties
On October 6, 2014, Postmedia announced that it had entered into a definitive agreement with Quebecor Media Inc. (“QMI”) to purchase Sun Media Corporation’s stable of 175 English language newspapers, specialty publications and digital properties (“Sun Media”), including the Sun chain of dailies, consisting of The Toronto Sun, The Ottawa Sun, The Winnipeg Sun, The Calgary Sun and The Edmonton Sun, as well as The London Free Press and the free 24 Hours dailies in Toronto and Vancouver. The purchase price is $316 million in cash less a $10 million adjustment related primarily to real estate properties to be disposed of by Sun Media prior to closing, and other customary price adjustments to be determined subsequent to closing. The transaction also includes the acquisition of associated English language digital properties, including the Canoe portal outside of Quebec, as well as QMI’s Islington printing plant in Ontario, and 34 owned real estate properties in Ontario, Alberta and Manitoba.

Postmedia will finance the acquisition through a combination of debt and equity.  The debt financing will be provided through the issuance of an additional $140 million principal amount of its currently outstanding 8.25% Senior Secured Notes due 2017 to an existing noteholder.  Postmedia intends to raise the balance of the funds required for the acquisition by way of a rights offering of subscription receipts for gross proceeds of $186 million, less net proceeds from real estate sales of up to $50 million, to the extent available, prior to the launch of the rights offering.  The Company has entered into agreements for the sale of real estate that it owns in Montreal and Calgary which, if completed, will be used for this purpose. The Montreal agreement is expected to close October 31, 2014 for gross proceeds of $12.5 million. The Calgary agreement is subject to certain conditions, including the completion of due diligence, and is expected to close in January 2015.

The purchase agreement is subject to customary regulatory approvals, including from the Competition Bureau. During the regulatory review period, QMI will continue to operate the Sun Media properties.

Subsequent Events

Subsequent to year end, the Company received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the year ended August 31, 2012 were eligible to be claimed. The Company intends to refile the tax return for the year ended August 31, 2012 to reflect such claim and will be subject to audit by the Canada Revenue Agency.  The digital media tax credits will be recognized as a recovery in the Company’s financial statements when there is reasonable assurance that the Company has complied with the conditions attached to the claim.

On October 16, 2014 the Company entered into a new senior secured asset-based revolving credit facility (the “New ABL Facility”) for an aggregate amount of up to $20.0 million. The New ABL Facility will mature one year from the closing date.

Management Commentary
“While we continue to see the impacts of a very challenging revenue environment, particularly with respect to declines in print advertising, we are focused on potential growth areas,” said Paul Godfrey, President and CEO. “Our four platform strategy is bolstered by the recent launch of entirely new products on print, web, tablet and smartphone platforms – most recently in Montreal, to be followed soon by Calgary. Subject to regulatory approval, we believe the proposed acquisition of the Sun Media assets will strengthen the Company and the future of the news media business in Canada putting us in a better position to compete against non-traditional competitors including foreign-based digital giants.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the acquisition of certain Sun Media publications, the review of the transaction by the Competition Bureau, the proposed debt and equity financing for the transaction and the anticipated benefits to Postmedia from the transaction and financings. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the possibility that the transaction, including the related financings, will not close (including, without limitation, as a result of the failure to gain regulatory approvals); the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from digital and other forms of media; the effect of economic conditions and structural changes in the industry on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended August, 31		For the years ended August 31
	2014	2013	2014	2013
		(revised) (1)		(revised) (1)
Revenues
Print advertising	74,192	93,968	375,457	445,547
Print circulation	48,009	49,359	194,176	195,899
Digital	20,266	21,408	88,023	91,606
Other	4,337	4,574	16,599	18,531
Total revenues	146,804	169,309	674,255	751,583
Expenses
Compensation	62,587	73,791	281,085	321,224
Newsprint	6,660	8,791	30,770	40,902
Distribution	24,804	25,806	101,794	107,905
Production	9,383	6,474	37,671	28,270
Other operating	27,669	31,326	113,430	123,356
Operating income before depreciation, amortization, impairment and restructuring	15,701	23,121	109,505	129,926
Depreciation	26,332	9,613	66,646	29,949
Amortization	9,527	10,646	39,080	43,325
Impairments	-	6,100	-	99,983
Restructuring and other items	7,934	21,255	39,285	34,171
Operating loss	(28,092)	(24,493)	(35,506)	(77,502)
Interest expense	14,777	15,133	61,914	61,900
Net financing expense related to employee benefit plans	1,404	1,868	5,617	7,458
Gain on disposal of property and equipment and intangible assets	(26)	(16)	(257)	(1,005)
(Gain) loss on derivative financial instruments	2,420	4,656	(1,590)	7,306
Foreign currency exchange losses	3,094	1,779	6,271	7,065
Loss before income taxes	(49,761)	(47,913)	(107,461)	(160,226)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(49,761)	(47,913)	(107,461)	(160,226)

Loss per share
Basic	$(1.24)	$(1.19)	$(2.67)	$(3.98)
Diluted	$(1.24)	$(1.19)	$(2.67)	$(3.98)
Loss per share attributable to equity holders of the Company
Basic	$(1.24)	$(1.19)	$(2.67)	$(3.98)
Diluted	$(1.24)	$(1.19)	$(2.67)	$(3.98)

(1) Results for the three months and year ended August 31, 2013 have been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our consolidated financial statements for additional information.

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at August 31, 2014	As at August 31, 2013
		(revised) (1)
Assets
Current Assets
Cash	30,490	40,812
Accounts receivable	64,871	82,615
Inventory	2,294	3,234
Current portion of derivative financial instruments	-	1,411
Prepaid expenses and other assets	9,888	10,128
Total current assets	107,543	138,200
Non-Current Assets
Property and equipment	155,007	223,173
Asset held-for-sale	22,246	10,530
Derivative financial instruments	18,392	16,802
Other assets	17	732
Intangible assets	287,789	323,760
Goodwill	149,600	149,600
Total assets	740,594	862,797

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	59,073	67,618
Provisions	15,629	26,097
Deferred revenue	24,176	24,645
Current portion of long-term debt	12,500	12,500
Total current liabilities	111,378	130,860
Non-Current Liabilities
Long-term debt	473,800	474,380
Other non-current liabilities	143,157	121,817
Provisions	634	826
Deferred income taxes	681	681
Total liabilities	729,650	728,564

Equity
Capital stock	371,132	371,132
Contributed surplus	9,890	9,020
Deficit	(370,078)	(241,925)
Accumulated other comprehensive loss	-	(3,994)
Total equity	10,944	134,233
Total liabilities and equity	740,594	862,797

(1) The consolidated statement of financial position as at August 31, 2013 has been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our consolidated financial statements for additional information.

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended August 31,		For the years ended August 31,
	2014	2013	2014	2013
		(revised) (1)		(revised) (1)
Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(49,761)	(47,913)	(107,461)	(160,226)
Items not affecting cash:
Depreciation	26,332	9,613	66,646	29,949
Amortization	9,527	10,646	39,080	43,325
Impairments	-	6,100	-	99,983
(Gain) loss on derivative financial instruments	2,420	4,656	(1,590)	7,306
Non-cash interest	1,111	644	5,587	4,114
Gain on disposal of property and equipment and intangible assets	(26)	(16)	(257)	(1,005)
Non-cash foreign currency exchange losses	3,144	1,651	6,323	6,879
Share-based compensation plans and other long-term incentive plan expense	324	237	1,376	1,386
Net financing expense relating to employee benefit plans	1,404	1,868	5,617	7,458
Non-cash compensation expense of employee benefit plans	-	100	-	2,587
Employee benefit funding in excess of compensation expense	(2,440)	-	(7,151)	-
Settlement of foreign currency interest rate swap designated as a cash flow hedge	6,149	-	6,149	(8,976)
Net change in non-cash operating accounts	(14,768)	852	907	5,567
Cash flows from operating activities	(16,584)	(11,562)	15,226	38,347

Investing Activities
Net proceeds from the sale of property and equipment, intangible assets and asset held-for-sale	27	41	306	25,925
Additions to property and equipment	(1,247)	(2,152)	(10,245)	(7,566)
Additions to intangible assets	(289)	(1,995)	(3,109)	(5,932)
Cash flows from investing activities	(1,509)	(4,106)	(13,048)	12,427

Financing activities
Repayment of long-term debt	-	-	(12,500)	(32,040)
Debt issuance costs	-	-	-	(111)
Cash flows from financing activities	-	-	(12,500)	(32,151)

Net change in cash	(18,093)	(15,668)	(10,322)	18,623
Cash at beginning of period	48,583	56,480	40,812	22,189
Cash at end of period	30,490	40,812	30,490	40,812

Supplemental disclosure of operating cash flows
Interest paid	19,249	19,278	57,236	53,173
Income taxes paid	-	-	-	-

(1) Cash flows for the three months and year ended August 31, 2013 have been revised from amounts previously reported as a result of the adoption of new and amended accounting standards on September 1, 2013. See note 2 of our consolidated financial statements for additional information